

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2014

Via E-mail
David J. Sorkin
General Counsel
KKR & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

>   **Re: KKR & Co. L.P.**
>   **Amendment No. 1 to Form S-4**
>   **Filed February 18, 2014**
>   **File No. 333-193359**
>
>   **Schedule 13E-3**
>   **Filed February 18, 2014**
>   **File No. 005-82848**

Dear Mr. Sorkin:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Please explain why KKR Financial Advisors LLC, KKR Asset Management LLC and Kohlberg Kravis Roberts & Co. L.P. are not included as filing persons.

Amendment No. 1 to Form S-4

General

2.   Please prominently disclose the Special Factors section in the front of the disclosure document. See Rule 13e-3(e)(1)(ii).

3.   Please make the statement required by Item 1014(d) of Regulation M-A.

4.   Please delete all references to "arm's-length" negotiations between KKR and KFN, which are inappropriate in a Rule 13e-3 transaction.

Summary

Conditions to Consummation of the Merger, page 15

5.   Please disclose the amount outstanding under KFN's credit facility.

Background of the Merger, page 61

6.   On page 84 you disclose that the November 21, 2013 preliminary Sandler O'Neill presentation contained a summary description of Sandler O'Neill's meeting with KKR and its financial advisor regarding KKR's stated rationale for the transaction. Please revise to indicate when this meeting occurred and describe KKR's stated rationale.

7.   On page 84 you disclose that the November 24, 2013 preliminary Sandler O'Neill presentation included a summary of the rationale to be expressed to KKR and its financial advisor for an increase in the value of the proposed merger consideration. It is unclear from the Background section whether the rationale was expressed to KKR and, if so, when. Please revise to explain and include a description of the rationale.

8.   Please identify the representative of the transaction committee referred to in the November 22, 2013 paragraph.

Recommendation of the KFN Board of Directors and Reasons for the Merger…, page 68

9.   We note disclosure that the transaction committee of the KFN board of directors believed that Sandler O'Neill's valuation methodologies could be collectively characterized as forms of going concern valuations, and the transaction committee considered each of these analyses in reaching its determination and making its recommendation. To the extent that the committee based its fairness determination on the analysis undertaken by others, the committee must expressly adopt the analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A.

10.   Please quantify the anticipated dividend payments to KFN common shareholders described on page 69. Please similarly describe the negative effects that a liquidation would have on certain of KFN's assets such as KFN's CLO portfolio.

Opinion of the Financial Advisor to the KFN Transaction Committee, page 73

11.   For each financial advisor, please disclose the method of selection of that particular advisor, as opposed solely to disclosing the qualifications of the advisor. See Item 1015(b)(3) of Regulation M-A.

12.   For each financial advisors, please disclose any compensation received or to be received during the past two years as a result of the relationship between the financial advisor, its affiliates and/or unaffiliated representative, on the one hand, and the subject company or its affiliates, on the other hand. We note in particular that Goldman Sachs and Lazard appear to have engaged in fee-generating activity during this period. See Item 1015(b)(4) of Regulation M-A.

13.   In the description of the Sandler O'Neill analysis, please disclose what each analysis indicated as to the value of the consideration to be paid per KFN common share.

14.   Each presentation, discussion, or report held with or presented by an outside party, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your proxy statement to more completely summarize any and all preliminary presentations made by any financial advisor. We believe that this would include, at a minimum:

- Sandler O'Neill presentation on November 6 (page 10)
- Sandler O'Neill presentation on November 12 (pages 4 and 6)
- Sandler O'Neill Presentation on November 21 (pages 7, 9, 11, 12 and 13)
- Sandler O'Neill presentation on November 27 (pages 5 and 6)
- Sandler O'Neill presentation on December 13 (page 12)
- Goldman Sachs presentation on October 17 (all pages)
- Lazard presentation on December 16 (pages 48 to 57).

For each other preliminary presentation, please disclose the final results of each analysis.

Historical Stock Trading Analysis, page 76

15.   Please disclose whether Sandler O'Neill calculated the premium based on KKR's common unit price at any time during the one- and three-year periods reviewed other than December 12, 2013. If so, disclose those premiums.

Preliminary Presentations by Sandler O'Neill, page 83

16.   Please summarize the report supplementally provided to us in response to prior comment 2 or explain why you believe you are not required to do so.

Opinion of the Financial Advisor to the Conflicts Committee of KKR's Managing Partner, page 97

17.   We note the limitation on reliance by shareholders appearing in the Lazard opinion and the descriptions thereof appearing in the prospectus. This limitation is inconsistent with the disclosures relating to the fairness opinion. Please revise all statements that the opinion was directed solely to the independent directors. Alternatively, if you retain this limitation, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). We have similar concerns with respect to the second to last sentence of the Lazard opinion.

Position of the KKR Participants as to the Fairness of the Merger, page 108

18.   To the extent that KKR Participants based their fairness determinations on the analysis undertaken by others, they must expressly adopt the analysis and discussion as their own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A.

KFN 2015 Projected Financial Information, page 109

19.   Please disclose in this section all projections for KFN and KKR that are materially related to the transaction. For instance, this section only includes projections for KFN, for a one year period, and with respect to only two financial measures. Without restricting our request to projections provided to financial advisors, the disclosed projections do not, for instance, appear to include those referred to in the Lazard analysis or the Goldman Sachs analysis. We note that this disclosure would also include all "Synergies" referred to in the Goldman Sachs analysis.

Annex D — Opinion of Lazard Freres & Co. LLC

20.   We note the statement that Lazard assumes no responsibility for and expresses no view as to any forecasts or the assumptions on which they are based. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure made in the document. Please revise. We have the same concern with similar language appearing in the opinions of Sandler O'Neill and

Goldman Sachs.

Exhibit 99.4 – Form of Proxy Card

21.   If you intend for the proxy to confer discretionary authority to vote on permitted matters, please make the specific statement required by Rule 14a-4(c)(3) of Regulation 14A. Please also file the form of proxy as an appendix at the end of the prospectus. See the note to paragraph (a)(3) of Rule 14a-4.

Please contact Michael Seaman at (202) 551-3366 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 with any questions. If you require further assistance, you may contact me at (202) 551-3675.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director